EXHIBIT 99.10
Media release

Rio Tinto and Comptech partner to deliver next generation of electric vehicle and 5G giga-casting alloys
27 May 2021

MONTREAL, Canada – Rio Tinto and Comptech are partnering to bring a new generation of aluminium alloys to the market for use in advanced technologies such as electric vehicles and 5G antennas.

Rio Tinto’s metallurgical experts have designed the alloys for the semi-solid Rheocasting process offered by Comptech, to meet the requirements of producing large, specialised single piece designs, known as giga-casting.

The alloys offer high strength, electrical and thermal conductivity properties, while Rheocasting allows fast, low cost production of advanced lightweight designs. The products are currently undergoing qualification with automakers in Europe.

Rio Tinto vice president Sales and Marketing Aluminium Tolga Egrilmezer said: “Through this partnership, we are delivering a new range of specialised alloys designed to deliver high performance, lower cost solutions for advanced applications like electric vehicles and 5G antennas. This is an area of emerging demand where our industry leading research and development capability allows us to deliver products that meet the specific needs of manufacturers and end customers.”

Comptech Group CEO and owner Per Jansson said: “We are in the capacity ramp up for the next generation of advanced technologies across sectors such as automotive and communications, and our customers, both foundries and OEM´s will need the development of more advanced parts. This partnership positions us to offer customers the combined advantages of our casting process expertise and Rio Tinto’s technical strength and preferred alloys suite.”

Notes to editors

Rheocasting is an emerging semi solid casting process that allows the production of low-cost aluminium components with high strength, extremely low porosity and a broad range of possible alloys. Comptech has seen a breakthrough in uptake of the process over recent years, with orders for high volume deliveries to the automotive industry as well as supplying equipment supported with technical expertise.

The Rheocasting process is ideally suited to giga-castings for electric vehicles, where a single large aluminium part is produced to significantly reduce the number of components, weight and assembly time and cost. It also offers significant advantages in the production of 5G antennas, where a single large aluminium housing can deliver high thermal conductivity and sealing features with reduced manufacturing, installation and maintenance cost.

About Rio Tinto Aluminium

Rio Tinto is an industry leader in responsible aluminium production. In 2016, Rio Tinto launched RenewAl, the world’s first certified low CO2 primary aluminium brand. It has helped to pioneer responsible production standards for the global industry as a founding member of the Aluminium Stewardship Initiative (ASI), becoming the first producer to offer ASI Aluminium in 2018. Earlier this year, Rio Tinto also launched START, the first sustainability label for aluminium delivered to customers through blockchain technology, enabling them to differentiate between end products based on their environmental, social and governance credentials.

About Comptech

Comptech is a R&D focused supplier of know-how and equipment for aluminium semi-solid castings. The company has a vision of being the number one producer of equipment, know-how and complicated parts to meet the challenges of tomorrow’s designs.

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